恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

RECEIVED
2008 NOV 21 A 11:48
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Our Ref.: HASE/TL/HI/05461

19th September, 2008

08006039

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

We enclose for your information a copy each of the Company's Annual Results Announcement for the year ended 30th June, 2008 and the Book Close Announcement, which are published on the websites of the Hong Kong Exchanges and Clearing Limited and the Company.

Yours faithfully,

Timon Liu
Company Secretary

PROCESSED
DEC 01 2008
THOMSON REUTERS

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十二至七十六樓
72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

HENDERSON INVESTMENT LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 97)

CLOSURE OF REGISTER OF MEMBERS

The board of directors (the "Board") of Henderson Investment Limited (the "Company") is pleased to announce that for the determination of entitlement to a final dividend of HK$0.02 per share for the year ended 30 June 2008, the Register of Members of the Company will be closed from Tuesday, 2 December 2008 to Monday, 8 December 2008, both days inclusive, during which period no requests for the transfer of shares will be accepted.

In order to qualify for the final dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 1 December 2008. Warrants for the final dividend will be sent to Shareholders on Tuesday, 9 December 2008.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 18 September 2008

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

HENDERSON INVESTMENT LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 97)

2007/2008 ANNUAL RESULTS ANNOUNCEMENT

CHAIRMAN'S STATEMENT

Dear Shareholders

On behalf of your Board, I am pleased to report on the operations of the Group for the year ended 30 June 2008.

Disposal of the Group's Entire Interest in The Hong Kong and China Gas Company Limited to Henderson Land Development Company Limited

On 2 October 2007, the Company and Henderson Land Development Company Limited ("Henderson Land") entered into an agreement providing for the acquisition by Henderson Land of the Group's entire interest in 2,366,934,097 shares of The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas"), representing approximately 39.06% of the total issued share capital of Hong Kong and China Gas. The consideration for the acquisition comprised (i) the issue to the Company of a share entitlement note (the "Share Entitlement Note"), which conferred on the holder the right to call for the issue by Henderson Land of 636,891,425 shares (including entitlement to Henderson Land's final dividend for the year ended 30 June 2007); and (ii) approximately HK$3,707 million in cash. On 7 November 2007, Henderson Land agreed to increase the cash consideration for the acquisition by approximately HK$3,121 million as an additional incentive to Shareholders of the Company, making a total cash consideration of approximately HK$6,828 million in addition to the Share Entitlement Note.

At an extraordinary general meeting of the Company held on 7 December 2007, Shareholders voted overwhelmingly in favour of the transaction. This was a concrete endorsement of the Group's efforts to unlock value for Shareholders.

As part of the transaction which was completed on 17 December 2007, a distribution in specie per share of the entitlement to 0.209 Henderson Land share allotted under the Share Entitlement Note and a cash distribution of HK$1.03 per share was made to Shareholders. With the share premium reduction having become unconditional, a further cash distribution of HK$1.21 per share was made to Shareholders on 25 January 2008, making total cash distributions of HK$2.24 per share or approximately HK$6,826 million in aggregate. A gain of HK$33,781 million from the transaction was recorded by the Group.

Following completion of the transaction, the Group has remained as a listed company focusing on the infrastructure business in mainland China.

Profit and Net Assets

The Group profit attributable to equity Shareholders for the year amounted to HK$35,390 million, representing an increase of HK$29,999 million over the previous year. Earnings per share were HK$11.61 (2007: HK$1.77).

Excluding the profit for the year from discontinued operations of HK$35,265 million, the profit attributable to equity Shareholders for the year from continuing operations amounted to HK$125 million, representing a decrease of HK$97 million or 44% from the previous year. This was mainly attributable to a reduction in bank interest income, the effect of which was partially offset by a higher profit contribution from the infrastructure business for the year. Earnings per share from continuing operations were HK$0.04 (2007: HK$0.07).

The reduction in bank interest income was due to a lower average cash balance maintained by the Group during the year when compared with that for the previous year, following the Group's cash distributions to Shareholders of approximately HK$15,237 million (or HK$5 per share) in June 2007, approximately HK$3,139 million (or HK$1.03 per share) in December 2007 and approximately HK$3,687 million (or HK$1.21 per share) in January 2008.

With the completion of disposal of the Group's entire interest in Hong Kong and China Gas to Henderson Land, the net asset value attributable to equity Shareholders as shown by the consolidated balance sheet at 30 June 2008 amounted to approximately HK$1,630 million or HK$0.53 per share.

Dividends

Your Board recommends the payment of a final dividend of HK$0.02 per share (to Shareholders whose names appear on the Register of Members of the Company on 8 December 2008. Including the interim dividend already paid of HK$0.02 per share, the total dividends for the full year will be HK$0.04 per share (2007: HK$0.28). Warrants for the final dividend will be sent to Shareholders on or before 9 December 2008.

In addition to the interim and final dividends for the year, as mentioned earlier a distribution in specie per share of the entitlement to 0.209 Henderson Land share allotted under the Share Entitlement Note and total cash distributions of HK$2.24 per share or approximately HK$6,826 million in aggregate were approved and made to Shareholders during the year following the disposal of interests in Hong Kong and China Gas and the share premium reduction.

Business Review

Continuing Operations
Infrastructure Business

The Group's infrastructure business comprises interests in Hangzhou Qianjiang Third Bridge and Maanshan City Ring Road, which are both held through China Investment Group Limited except for certain shareholdings in the toll bridge which the Group holds directly. In September 2007, the Group acquired the remaining 35.94% interest in China Investment Group Limited for a cash consideration of approximately HK$145 million, making it a wholly-owned subsidiary of the Group. The Group's effective interests in Hangzhou Qianjiang Third Bridge and Maanshan City Ring Road have thus increased to 60% and 49% respectively.

Hangzhou Qianjiang Third Bridge is situtated on National Highway No.104, a major trunk route linking Beijing and Fujian Province. Completed in 1997, this toll bridge spans approximately 5.8 km over the Qiantangjiang River in Hangzhou, Zhejiang Province and connects the urban parts of Southern Hangzhou and Xiaoshan and Binjiang. It is also an important nodal point for access to major roads leading to the Hangzhou Airport. During the year, its toll revenue amounted to HK$216 million, an increase of HK$78 million or 57%, reflecting the increased traffic volumes following the completion of major repair and maintenance work in October 2006.

Maanshan City Ring Road is a class I highway that stretches approximately 40.5 km around Maanshan, a leading industrial city in Anhui Province. Completed in 1997, it is also the major artery in the National Highway No.205 network with connections to Nanjing-Maanshan Expressway in the North and the Wuhu-Maanshan Expressway in the South. Toll revenue generated from this highway for the year amounted to HK$56 million, an increase of HK$5 million or 10%.

Discontinued Operations

A review of the discontinued operations is contained in the section headed "Financial Review" of this report.

Prospects

As announced by the Company on 27 August 2008, it is currently negotiating with the joint venture partner of Hangzhou Henderson Qianjiang Third Bridge Company Limited (the "Third Bridge JV") to sell the Company's entire 60% equity interest in the Third Bridge JV to the joint venture partner, although no agreement has been entered into. The Company, subject to the entering into of an agreement for the disposal of the interest in the Third Bridge JV, is considering the acquisition of new assets. Shareholders will be kept informed of developments in this respect through appropriate announcements.

Appreciation

I would like to take this opportunity to thank my fellow Directors for their wise counsel and support, and the management and staff at all levels for their dedication, hard work and contributions in the past year.

Lee Shau Kee
Chairman

Hong Kong, 18 September 2008

BUSINESS RESULTS

Consolidated profit and loss account
For the year ended 30 June 2008

	Note	2008 HK$ million	2007 (re-stated) HK$ million
Continuing operations:			
Turnover	5	**272**	189
Direct costs		**(72)**	(50)
		200	139
Other income/other gains		**72**	224
Administrative expenses		**(48)**	(44)
Profit for the year of disposal group		**5**	11
Net gain on disposal of disposal group		**21**	-
Profit from operations		**250**	330
Finance costs	6(a)	**(5)**	(4)
Profit before taxation	6	**245**	326
Income tax	7	**(34)**	(36)
Profit for the year from continuing operations		**211**	290
Discontinued operations:			
Profit for the year from discontinued operations	2(c) & 3(b)	**35,265**	5,179
Profit for the year		**35,476**	5,469
Attributable to:			
Equity shareholders of the Company			
— Continuing operations		**125**	222
— Discontinued operations		**35,265**	5,169
		35,390	5,391
Minority interests			
— Continuing operations		**86**	68
— Discontinued operations		**-**	10
		86	78
Profit for the year		**35,476**	5,469

Consolidated profit and loss account (continued)

	Note	2008 HK$ million	2007 (re-stated) HK$ million
Dividends payable to equity shareholders of the Company attributable to the year	8(a)		
Interim dividend declared during the year		**61**	396
Distributions approved and paid during the year		**50,262**	15,237
Final dividend proposed after the balance sheet date		**61**	457
		50,384	16,090

	Note	HK$	HK$
Earnings per share – basic and diluted	9		
From continuing operations		**0.04**	0.07
From discontinued operations		**11.57**	1.70
		11.61	1.77

Consolidated balance sheet

	Note	2008 HK$ million	2007 HK$ million
Non-current assets			
Property, plant and equipment		**603**	596
Toll highway operation rights		**186**	179
Interest in associates		**-**	14,444
Other non-current assets		**99**	119
		888	15,338
Current assets			
Trade and other receivables	10	**580**	353
Amounts due from affiliates		**82**	68
Cash and cash equivalents		**836**	3,684
		1,498	4,105
Assets classified as held for sale		**-**	420
		1,498	4,525
Current liabilities			
Secured bank loans		**11**	23
Trade and other payables	11	**72**	186
Amounts due to affiliates		**142**	1,801
Current taxation		**74**	51
		299	2,061
Liabilities associated with assets classified as held for sale		**-**	255
		299	2,316
Net current assets		**1,199**	2,209
Total assets less current liabilities		**2,087**	17,547
Non-current liabilities			
Secured bank loans		**29**	6
Deferred tax liabilities		**14**	14
		43	20
NET ASSETS		**2,044**	17,527

Consolidated balance sheet (continued)

	Note	2008 HK$ million	2007 HK$ million
CAPITAL AND RESERVES			
Share capital		**609**	609
Reserves		**1,021**	16,353
Total equity attributable to equity shareholders of the Company		**1,630**	16,962
Minority interests		**414**	565
Total equity		**2,044**	17,527

Notes :

1 Basis of preparation

The annual results set out in this announcement do not constitute the Group's statutory accounts for the year ended 30 June 2008 but are extracted from those accounts.

The statutory accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. The accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

The measurement basis used in the preparation of the accounts is the historical cost basis.

The HKICPA has issued a number of new and revised HKFRSs and Interpretations that are first effective or available for early adoption for the current accounting period of the Group and the Company.

There have been no significant changes to the accounting policies applied in these accounts for the years presented as a result of these developments. However, as a result of the adoption of HKFRS 7 "*Financial instruments: Disclosures*" and the amendment to HKAS 1 "*Presentation of financial statements: Capital disclosures*", there have been some additional disclosures with no significant impact on the Group's operating results for the year and financial position as at 30 June 2008.

2 Material acquisitions and disposal during the year

(a) On 29 August 2007, Uniland Development Limited, a wholly-owned subsidiary of the Company which beneficially owned 64.06% interest in China Investment Group Limited ("CIG"), entered into a sale and purchase agreement with certain parties in relation to the acquisition of the remaining 35.94% interest in CIG, for a cash consideration of HK$145 million. The transaction was completed in September 2007 and CIG became a wholly-owned subsidiary of the Company.

(b) During the period from 1 July 2007 to 10 August 2007, Macrostar Investment Limited, a wholly-owned subsidiary of the Company, acquired 31,159,000 shares of The Hong Kong and China Gas Company Limited ("HKCG"), an associate of the Group, at a price range of between HK$16.59 and HK$18.15 per share, for an aggregate consideration of HK$545 million. As a result of these acquisitions, the Group was beneficially interested in approximately 39.06% of the issued share capital of HKCG.

(c) On 2 October 2007, the Company as vendor and Henderson Land Development Company Limited ("HLD"), the Company's intermediate holding company, as purchaser entered into a conditional agreement (as supplemented by a supplemental agreement dated 7 November 2007) pursuant to which HLD and its certain subsidiaries acquired the Group's entire interest in HKCG (representing 2,366,934,097 shares of HKCG or approximately 39.06% of HKCG's issued share capital) through the acquisition of the Company's interests in two wholly-owned investment holding subsidiaries, namely, Macrostar Investment Limited and Timpani Investments Limited (together referred to as the "Sale Companies"), and the shareholder's loans owing by the Sale Companies (the "Transaction"). The Transaction was approved pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on 7 December 2007 and was completed on 17 December 2007.

The consideration of the Transaction comprised (i) the issue to the Company of the share entitlement note, which conferred on the holder thereof the right to call for the issue of 636,891,425 ordinary shares of HLD (including entitlement to be paid by HLD of an amount which is equal to HLD's final dividend for the year ended 30 June 2007); and (ii) cash of HK$6,828 million. Further details are set out in the Company's circular dated 20 October 2007 and supplementary circular dated 14 November 2007.

The consideration of the Transaction amounted to HK$50,264 million and a gain on disposal of HK$33,781 million (note 3 (b)) was recognised by the Group.

3 Discontinued operations

(a) ***The Group's discontinued operations comprise the following:***

For the year ended 30 June 2008 :

- the Group's interest in HKCG, an associate, which was disposed of by the Group to HLD on 17 December 2007 (note 2 (c)).

For the year ended 30 June 2007 :

- the Group's interests in certain subsidiaries and associates which were engaged in the businesses of property leasing, hotel operation, security guard services, sale of properties and other businesses, as well as certain associates including Miramar Hotel and Investment Company, Limited and Hong Kong Ferry (Holdings) Company Limited; and

- the Group's interest in a subsidiary which was engaged in property investment,

the disposal of which resulted in a gain on disposal of HK$930 million (note 3 (b)) which was recognised by the Group during the year ended 30 June 2007.

After the disposal of the above discontinued operations during the year, the Group's principal activity is infrastructure business in mainland China.

(b) ***The results of the discontinued operations for the years ended 30 June 2007 and 2008 are as follows:***

	Note	**2008** **HK$ million**	2007 (re-stated) HK$ million
Turnover	5	-	713
Direct costs		-	(374)
		-	339
Other income/other gains		-	7
Selling and distribution costs		-	(24)
Administrative expenses		-	(53)
Profit from operations before changes in fair value of investment properties		-	269
Increase in fair value of investment properties		-	219
Profit from operations after changes in fair of investment properties		-	488
Share of profits less losses of associates to the date of disposal		**1,484**	3,834
Profit before taxation	6	**1,484**	4,322
Income tax	7	-	(73)
Profit for the year		**1,484**	4,249
Net gain on disposal of Sale Companies and related shareholder's loans	2(c)	**33,781**	-
Net gain on disposal of subsidiaries and associates	3(a)	-	930
		35,265	5,179

4 Segmental information

No segmental information for the year ended 30 June 2008 is presented, as the Group's turnover and segment results for the year were solely generated from its infrastructure business in mainland China, the turnover of which amounted to HK$272 million during the year (2007: HK$189 million) and the segment results of which amounted to HK$193 million during the year (2007: HK$131 million).

Segmental information for the year ended 30 June 2007 was presented in respect of the Group's business and geographical segments. Business segment information was chosen as the primary reporting format because this was more relevant to the Group's internal financial reporting. During the year ended 30 June 2007, the Group comprised the following main business segments:

Continuing operations		
Infrastructure	-	investment in infrastructure projects
Discontinued operations		
Property leasing	-	property rental
Hotel operation	-	hotel operations and management
Security guard services	-	provision of security guard services
Others	-	miscellaneous business operations

4 Segmental information (continued)

Business segments

2007

	Continuing operations	Discontinued operations					
	Infrastructure HK$ million	Property leasing HK$ million	Hotel operation HK$ million	Security guard services HK$ million	Others HK$ million	Elimination HK$ million	Consolidated HK$ million
Income and results							
Turnover	189	370	91	65	187	-	902
Other income	4	2	-	-	1	-	7
External income	193	372	91	65	188	-	909
Inter-segment income	-	-	-	1	4	(5)	-
Total income	193	372	91	66	192	(5)	909
Segment results	131	241	29	1	5		407
Interest income							221
Dividend income from listed investments							3
Profit for the year of disposal group							11
Increase in fair value of investment properties							219
Gain on disposal of subsidiaries and associates							930
Unallocated expenses, net							(43)
Finance costs							(4)
Share of profits less losses of associates							3,834
Profit before taxation							5,578
Income tax							(109)
Profit for the year							5,469

4 Segmental information (continued)

Business segments (continued)

2007

	Continuing operations	Discontinued operations				
	Infrastructure HK$ million	Property leasing HK$ million	Hotel operation HK$ million	Security guard services HK$ million	Others HK$ million	Consolidated HK$ million
Other information						
Capital expenditure incurred during the year	174	93	-	-	1	268
Amortisation and depreciation	32	-	9	-	4	45
Write off of property, plant and equipment	-	-	-	-	18	18

No business segment analysis in respect of assets and liabilities at 30 June 2007 is presented as there was only infrastructure business segment at 30 June 2007.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue was based on the geographical location of the business operations.

For the year ended 30 June 2007

	Hong Kong HK$ million	Mainland China HK$ million	Consolidated HK$ million
Turnover	713	189	902
Other income	3	4	7
External income	716	193	909
Attributable to:			
— Continuing operations	-	193	193
— Discontinued operations	716	-	716
	716	193	909
Total consolidated assets	18,148	1,715	19,863
Capital expenditure incurred during the year	94	174	268

5 Turnover

Turnover recognised during the year is analysed as follows:

	2008 HK$ million	2007 HK$ million
Continuing operations		
Toll fee income	**272**	189
Discontinued operations		
Rental income	-	370
Hotel operation	-	91
Security guard services	-	65
Sale of properties	-	38
Information technology services	-	3
Others	-	146
	-	713

6 Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

	2008 HK$ million	2007 HK$ million
(a) Finance costs:		
Continuing operations		
Bank loans and overdrafts	**2**	2
Other borrowings wholly repayable within five years	**3**	2
	5	4
(b) Staff costs (including directors' emoluments):		
Continuing operations		
Salaries, wages and other benefits	**13**	12
Discontinued operations		
Salaries, wages and other benefits	-	109
Contributions to defined contribution retirement plans	-	4
	-	113

6 Profit before taxation (continued)

Profit before taxation is arrived at after charging/(crediting):(continued)

	2008 **HK$ million**	2007 HK$ million
(c) Other items:		
Continuing operations		
Amortisation of toll highway operation rights	**11**	10
Depreciation	**41**	22
Auditors' remuneration		
— audit service	**1**	2
Impairment loss on available-for-sale securities	-	14
Operating lease charges: minimum leases payments		
— property rentals	-	1
Discontinued operations		
Amortisation of prepaid lease payments	-	1
Depreciation	-	12
Auditors' remuneration		
— audit service	-	2
— non-audit service	-	3
Cost of sales		
— trading inventories	-	45
— completed properties for sale	-	19
Write off of property, plant and equipment	-	18
Operating lease charges: minimum leases payments		
— property rentals	-	5
Rental received and receivable from investment properties less direct outgoings of HK$ Nil (2007: HK$85 million) *	-	(183)
Other rental income less direct outgoings *	-	(85)

* The 2007 figures include contingent rental income of HK$3 million from investment properties and other properties.

7 Income tax

Income tax in the consolidated profit and loss account represents:

	Note	**2008 HK$ million**	2007 HK$ million
Current tax – Hong Kong Profits Tax			
Provision for the year		**-**	39
Under-provision in respect of prior years		**1**	15
		1	54
Current tax – mainland China			
Provision for the year		**35**	21
Deferred taxation			
Origination and reversal of temporary differences		**(2)**	34
		34	109
Attributable to:			
– Continuing operations		**34**	36
– Discontinued operations	3(b)	**-**	73
		34	109

On 27 February 2008, the Financial Secretary of the Government of the Hong Kong Special Administrative Region announced a cut in the Profits Tax rate applicable to the Group's operations in Hong Kong from 17.5% to 16.5% with effect from the fiscal year 2008-09 and a one-off rebate of 75% of tax payable for 2007-08 assessment subject to a ceiling of $25,000. These have been taken into account in the preparation of the Group's 2008 accounts. In this regard, no provision for Hong Kong Profits Tax has been made for the reason that there is no assessable profit for the year subject to Hong Kong Profits Tax (2007: provision for Hong Kong Profits Tax was made at 17.5% on the estimated assessable profit). Taxation for subsidiaries outside Hong Kong is calculated at the rates prevailing in the relevant jurisdictions. Certain subsidiaries of the Group operating in mainland China are eligible for certain tax holidays and concessions for the year.

On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China, under which the Group's principal income tax rate is gradually accelerated to the higher tax rate of 25% in a period of 5 years starting from 1 January 2008. The applicable principal income tax rate for the year ended 30 June 2008 is 18%.

8 Dividends

(a) ***Dividends payable to equity shareholders of the Company attributable to the year***

	2008 **HK$ million**	2007 HK$ million
Interim dividend declared of HK2 cents (2007: HK13 cents) per share	**61**	396
Distributions of HK$16.4938 (2007: HK$5) per share	**50,262**	15,237
Final dividend proposed after the balance sheet date of HK2 cents (2007: HK15 cents) per share	**61**	457
	50,384	16,090

Pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on 14 May 2007 and upon the fulfilment of the conditions attached to the ordinary resolution, a cash distribution of HK$5 per share, amounting to HK$15,237 million, was made on 13 June 2007 to the then shareholders of the Company.

Pursuant to an ordinary resolution passed at the extraordinary general meeting of the Company held on 7 December 2007, immediately following the completion of the Transaction (see note 2(c)), a distribution of HK$15.2838 per issued share of the Company, or HK$46,575 million in aggregate, was paid which comprised, for each issued share of the Company, (i) a distribution in specie of the entitlement to 0.209 share of HLD together with all rights under the share entitlement note; and (ii) a cash distribution of HK$1.03 per share (amounting to HK$3,139 million). Such aggregate distribution was paid on 17 December 2007 out of the proceeds from the Transaction. Furthermore, following the reduction of the share premium on 17 January 2008, a further distribution of HK$1.21 in cash per issued share of the Company, or HK$3,687 million in total, was paid on 25 January 2008 out of the proceeds from the Transaction.

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) ***Dividend payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year***

	2008 **HK$ million**	2007 HK$ million
Final dividend in respect of the previous financial year, approved and paid during the year, of HK15 cents (2007: HK15 cents) per share	**457**	457

9 Earnings per share – basic and diluted

(a) ***From continuing operations***

The calculation of basic and diluted earnings per share is based on the profit attributable to equity shareholders of the Company of HK$125 million (2007 (re-stated): HK$222 million) and the weighted average number of ordinary shares of 3,047,327,395 (2007: 3,047,327,395) in issue during the year.

(b) ***From discontinued operations***

The calculation of basic and diluted earnings per share is based on the profit attributable to equity shareholders of the Company of HK$35,265 million (2007 (re-stated): HK$5,169 million) and the weighted average number of ordinary shares of 3,047,327,395 (2007: 3,047,327,395) in issue during the year.

10 Trade and other receivables

	2008	2007
	HK$ million	HK$ million
Trade debtors	**539**	278
Deposits, prepayments and other receivables	**9**	48
Consideration receivable	**32**	27
	580	353

(i) The ageing analysis of trade debtors of the Group at the balance sheet date is as follows:

	2008	2007
	HK$ million	HK$ million
Current or less than 1 month overdue	**21**	17
1 to 3 months overdue	**45**	35
More than 3 months overdue but less than 6 months overdue	**60**	45
More than 6 months overdue	**413**	181
	539	278

10 Trade and other receivables (continued)

(ii) Trade and other receivables comprise toll income receivable and other receivables. In respect of toll income receivable, the amount is collected on behalf of the Group by a relevant government body in Hangzhou in accordance with the terms of agreement entered into between the Group and the government body. In respect of other receivables, the Group does not normally obtain collateral from debtors. Regular review and follow-up actions are carried out on the overdue amounts. Ageing analysis of the receivables is prepared on a regular basis and is closely monitored to minimise exposure to credit risk. Adequate impairment losses have been made for the estimated irrecoverable amounts.

(iii) Included in trade debtors of HK$539 million at 30 June 2008 which represents the toll income receivable from the Third Bridge JV (as defined hereinafter) (2007: HK$278 million, of which HK$270 million represents the toll income receivable from the Third Bridge JV (as defined hereinafter)) is an accumulated exchange gain of HK$58 million accounted for in equity and arising from the foreign currency translation of the toll income receivable of RMB474 million at 30 June 2008 (2007: RMB261 million) from Hangzhou Henderson Qianjiang Third Bridge Company Limited (the "Third Bridge JV"), a 60% owned subsidiary of the Group which is engaged in the operation of a toll bridge in Hangzhou, mainland China, and the toll income has been collected on behalf of the Group since January 2004 by a relevant government body in Hangzhou in accordance with the terms of the agreement entered into between the Group and the government body. As announced by the Company on 27 August 2008, it is currently under negotiation with the joint venture partner of the Third Bridge JV regarding the sale of the Company's entire 60% equity interest in the Third Bridge JV to the joint venture partner, although no agreement has been entered into between the parties. The board of directors of the Company considers that, pending the final conclusion of such negotiations, the Group's net investment in the Third Bridge JV, including the aforesaid trade debtors, will be fully recovered. In light of the foregoing, no impairment loss in relation to the trade debtors was recognised.

11 Trade and other payables

	2008 HK$ million	2007 HK$ million
Trade creditors	**27**	37
Rental deposits and other payables	**45**	149
	72	186

The ageing analysis of trade creditors of the Group at the balance sheet date is as follows:

	2008 HK$ million	2007 HK$ million
Due within 1 month or on demand	**-**	5
Due after 1 month but within 3 months	**13**	20
Due after 3 months but within 6 months	**12**	10
Due after 6 months	**2**	2
	27	37

12 Comparative figures

Certain comparative figures have been adjusted or re-classified to conform with the disclosure requirements in respect of the discontinued operations set out in note 3.

13 Review of results

The financial results for year ended 30 June 2008 have been reviewed with no disagreement by the Audit Committee of the Company. The figures in respect of the preliminary announcement of the Group's results for the year ended 30 June 2008 have been agreed by the Company's auditor, PricewaterhouseCoopers Hong Kong, to the amounts set out in the Group's draft consolidated accounts for the year. The work performed by PricewaterhouseCoopers Hong Kong in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the HKICPA and consequently no assurance has been expressed by PricewaterhouseCoopers Hong Kong on the preliminary announcement.

FINANCIAL REVIEW

Material acquisitions and disposals

Acquisition of remaining interest in China Investment Group Limited

On 29 August 2007, the Group entered into a sale and purchase agreement with certain parties in relation to the acquisition of the remaining 35.94% interest in China Investment Group Limited ("CIG") for a cash consideration of approximately HK$145 million. The acquisition was completed in September 2007 and CIG became a wholly-owned subsidiary of the Company.

Disposal of interest in The Hong Kong and China Gas Company Limited

On 2 October 2007, the Company and Henderson Land Development Company Limited ("Henderson Land") entered into an agreement (as supplemented by a supplemental agreement dated 7 November 2007) in relation to the acquisition by Henderson Land of the Group's entire interest in 2,366,934,097 shares of The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas"), representing approximately 39.06% of the total issued share capital of Hong Kong and China Gas. Details of the transaction are set out in the Chairman's Statement of this annual report.

Disposal of interests in the Ningbo Subsidiaries (as defined below)

The Group previously entered into a sale and purchase agreement with Fenghua Transportation Investment Co., Ltd. 奉化市交通投資公司, a minority shareholder of the Ningbo Subsidiaries (as defined below), to dispose of its entire interests in Ningbo Nickwell Highway Development Company Limited, Ningbo Wise Link Highway Development Company Limited and Ningbo Rayter Highway Development Company Limited (collectively referred to as the "Ningbo Subsidiaries") for a cash consideration of RMB70 million (approximately HK$75 million). The transaction was completed during the financial year ended 30 June 2008, as a result of which the Group recognised a gain on disposal of approximately HK$21 million.

Save as disclosed above, the Group did not undertake any significant acquisition or disposal of subsidiaries or assets during the financial year ended 30 June 2008.

Results of operations

The following discussions should be read in conjunction with the Company's consolidated accounts for the financial year ended 30 June 2008.

Turnover and profit

	Turnover		*Segment results*	
	Year ended 30 June 2008 HK$ million	Year ended 30 June 2007 HK$ million	**Year ended 30 June 2008 HK$ million**	Year ended 30 June 2007 HK$ million
Continuing operations				
- Infrastructure	**272**	189	**193**	131
Discontinued operations				
- Property leasing	-	370	-	241
- Hotel operation	-	91	-	29
- Security guard services	-	65	-	1
- Others	-	187	-	5
	-	713	-	276
	272	902	**193**	407

	Year ended 30 June 2008	Year ended 30 June 2007 (re-stated)
	HK$ million	HK$ million
Profit attributable to equity shareholders of the Company		
- Continuing operations	**125**	222
- Discontinued operations	**35,265**	5,169
Total	**35,390**	5,391
	HK$	HK$
Earnings per share		
- Continuing operations	**0.04**	0.07
- Discontinued operations	**11.57**	1.70
Total	**11.61**	1.77

The Group's continuing operations comprise the infrastructure business in mainland China, being the operation of a toll bridge in Hangzhou and the operation rights of a toll highway in Maanshan, Anhui Province. Turnover for the financial year amounted to HK$272 million (2007: HK$189 million), representing an increase of HK$83 million, or 44%, over that for the previous financial year. This was mainly attributable to the increase in traffic volume of the toll bridge in Hangzhou following the completion of major repair and maintenance work in October 2006. Profit contribution (representing turnover less direct costs) from the infrastructure business for the financial year increased by HK$61 million, or 44%, to HK$200 million (2007: HK$139 million).

Discontinued operations

The results of the Group's discontinued operations for the financial year comprised mainly (i) the Group's share of post-tax profit of Hong Kong and China Gas of HK$1,484 million for the period from 1 July 2007 to 17 December 2007 (being the completion date of the Group's disposal of its entire interest in Hong Kong and China Gas to Henderson Land, as referred to in the paragraph headed "Material acquisitions and disposals" above); and (ii) the gain on the Group's disposal of its entire interest in Hong Kong and China Gas (as referred to in the paragraph headed "Material acquisitions and disposals" above) of HK$33,781 million.

The Group's share of post-tax profit of Hong Kong and China Gas of HK$1,484 million for the period from 1 July 2007 to 17 December 2007 (Period from 1 July 2006 to 31 December 2006: HK$1,290 million) represents an increase of HK$194 million, or 15%. Such increase is mainly attributable to the increase in profit contribution from the property development segment of Hong Kong and China Gas, for the reason that there were increased property sales of the Grand Waterfront project during the period from 1 July 2007 to 17 December 2007 when compared with the corresponding period from 1 July 2006 to 31 December 2006.

Profit attributable to equity shareholders

Profit attributable to equity shareholders for the financial year amounted to HK$35,390 million (2007: HK$5,391 million), representing an increase of HK$29,999 million over that for the previous financial year.

Profit attributable to equity Shareholders from continuing operations for the financial year amounted to HK$125 million (2007(re-stated): HK$222 million), representing a decrease of HK$97 million, or 44%, from the previous financial year. This was mainly attributable to the fact that the Group earned less bank interest income during the financial year, for the reason that the Group maintained a lower average cash balance during the financial year when compared with that of the previous financial year, subsequent to the Group's cash distributions to shareholders of approximately HK$15,237 million (or HK$5 per share) in June 2007, approximately HK$3,139 million (or HK$1.03 per share) in December 2007 and approximately HK$3,687 million (or HK$1.21 per share) in January 2008 . During the financial year, the effect of reduced bank interest income to the Group was partially offset by an increase in profit contribution from the infrastructure business to the Group.

Profit attributable to equity shareholders from discontinued operations for the financial year amounted to HK$35,265 million (2007(re-stated): HK$5,169 million). The increase of HK$30,096 million was mainly attributable to the gain on disposal of the Group's entire interest in Hong Kong and China Gas (as referred to in the paragraph headed "Material acquisitions and disposals" above) of HK$33,781 million, which is offset against the profits attributable to equity shareholders derived from (i) the Group's interest in Hong Kong and China Gas of HK$1,920 million during the corresponding period from 18 December 2006 to 30 June 2007 (given the completion date of the Group's disposal of its interest in Hong Kong and China Gas to Henderson Land on 17 December 2007); and (ii) certain subsidiaries and associates sold by the Group to Henderson Land during the year ended 30 June 2007 of HK$835 million and the Group's profit on disposal arising therefrom of HK$930 million, all of which amounts did not recur for the year ended 30 June 2008.

Financial resources, liquidity and loan maturity profile

At 30 June 2008, the aggregate amount of the Group's bank borrowings was HK$40 million (2007: HK$29 million). The cash and bank balances, the maturity profile of the bank borrowings and the gearing ratio of the Group were as follows:

	At 30 June 2008 HK$ million	At 30 June 2007 HK$ million
Cash and bank balances	**836**	3,684
Less: Bank borrowings repayable		
- Within 1 year	**11**	23
- After 1 year but within 2 years	**18**	-
- After 2 years but within 5 years	**11**	6
Total bank borrowings	**40**	29
Net cash and bank balances	**796**	3,655
Gearing ratio	**Nil**	Nil

Finance costs for the financial year amounted to HK$5 million (2007: HK$4 million) which were immaterial to the Group's operations.

Based on the Group's net cash and bank balances of HK$796 million at 30 June 2008, the Group has adequate financial resources in meeting the funding requirements for its ongoing operations as well as its future expansion.

Treasury and financial management

The Group's financing and treasury activities are centrally managed at the corporate level. The Group's bank borrowings bear floating interest rates and are denominated in Renminbi to finance its infrastructure business in mainland China. During the financial year, the Group did not enter into any derivative financial instruments for speculative or hedging purposes. The Group monitors closely its interest rate exposure and foreign exchange rate exposure (the latter being its investments in the infrastructure business in mainland China which is denominated in Renminbi and is not hedged) and will consider hedging these exposures should the need arise.

Apart from the foregoing, the Group did not have any material exposures to interest rates or foreign exchange rates at 30 June 2008.

Charge on assets

Assets of the Group were not charged to any third parties at 30 June 2008, except that certain project financing facilities which were extended by banks to a subsidiary of the Company engaged in infrastructure projects in mainland China were secured by the Group's toll highway operation rights. At 30 June 2008, the outstanding balance of the Group's secured bank loans was HK$40 million (2007: HK$29 million).

Capital commitments

At 30 June 2008, the Group did not have any capital commitments (2007: Nil).

Contingent liabilities

At 30 June 2008, the Group did not have any contingent liabilities (2007: Nil).

Employees and remuneration policy

At 30 June 2008, the Group had approximately 215 (2007: 330) full-time employees. The remuneration of the employees is in line with the market and commensurable with the level of pay in the industry. Discretionary year-end bonuses are payable to the employees based on individual performance. Other benefits to the employees include medical insurance, retirement scheme, training programmes and education subsidies.

Total staff costs for the continuing and discontinued operations for the financial year amounted to HK$13 million (2007: HK$125 million).

OTHER INFORMATION

Closing of Register of Members

The Register of Members of the Company will be closed from Tuesday, 2 December 2008 to Monday, 8 December 2008, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 1 December 2008.

Purchase, Sale or Redemption of the Company's Listed Securities

During the year, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the year.

Audit Committee

The Audit Committee met in September 2008 and reviewed the systems of internal control and compliance and the annual report for the year ended 30 June 2008.

Corporate Governance

During the year ended 30 June 2008, the Company has complied with the Code on Corporate Governance Practices (the "CGP Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that the roles of the chairman and the chief executive officer of the Company are not segregated under code provision A.2.1 of the CGP Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in business, shall continue in his dual capacity as the Chairman and Managing Director.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Having made specific enquiry, the Company confirmed that all Directors have complied with the required standard as set out in the Model Code.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

END

Hong Kong, 18 September 2008

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.